UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sunrise Telecom Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86769Y 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **Robert C. Pfeiffer**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **6,354,363**
	6.	SHARED VOTING POWER **0**
	7.	SOLE DISPOSITIVE POWER **6,354,363**
	8.	SHARED DISPOSITIVE POWER **0**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **6,354,363**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **12.7%**
12.	TYPE OF REPORTING PERSON (See Instructions) **IN**

Item 1(a).   **Name of Issuer:**

         Sunrise Telecom Incorporated

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

         302 Enzo Drive, San Jose, California 95138

Item 2(a).   **Name of Person Filing:**

         Robert C. Pfeiffer

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

         302 Enzo Drive, San Jose, California 95138

Item 2(c).   **Citizenship:**

         USA

Item 2(d).   **Title of Class of Securities:**

         Common Stock

Item 2(e).   **CUSIP Number:**

         86769Y 10 5

Item 3.   **If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a)   ☐   Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

(b)   ☐   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ☐   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   ☐   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)   ☐   An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)   ☐   A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)   ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)   ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)   ☐   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   **Ownership.**

(a)   Amount beneficially owned:

   6,354,363 shares[1]

(b)   Percent of class:

   12.7%[2]

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote   **6,354,363**

(ii)   Shared power to vote or to direct the vote   **0**

(iii)   Sole power to dispose or to direct the disposition of   **6,354,363**

(iv)   Shared power to dispose or to direct the disposition of   **0**

Item 5.   **Ownership of Five Percent or Less of a Class.**

   Not Applicable

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

   Not Applicable

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**

   Not Applicable

Item 8.   **Identification and Classification of Members of the Group.**

   Not Applicable

Item 9.   **Notice of Dissolution of Group.**

   Not Applicable

Item 10.   **Certification.**

   Not Applicable

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[1] Includes 11,123 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of December 31, 2003.

[2] Based on 50,076,047 shares of common stock of the Issuer outstanding as of December 31, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 05, 2004
(Date)

Robert C. Pfeiffer

(Signature)

Robert C. Pfeiffer

(Name/Title)